Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     ENTREE GOLD DISCOVERS NEW MINERALIZED PORPHYRY COPPER SYSTEM AT
     YERINGTON, NEVADA

     VANCOUVER, Sept. 23 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") provides an update on its on-going exploration programs in the Yerington district of Nevada. The company is exploring a large tract of land in the western portion of the developing
Yerington copper camp. The highlight of Entree's program to date is the discovery of a new mineralized porphyry copper occurrence. This previously unknown mineralized system lies within the Roulette property, which is subject to an option agreement with Bronco Creek Exploration Inc. (a wholly-owned subsidiary of Eurasian Minerals Inc. - TSX.V:EMX - collectively "Bronco
Creek")
     Entree's President & CEO, Greg Crowe, commented, "We are very pleased with developments on all of our Yerington area projects. The intersection of visible copper mineralization associated with strong porphyry-style alteration on the Roulette property confirms our belief that Yerington has the potential for additional undiscovered copper deposits. Additionally, early exploration results show that significant exploration potential remains on the properties acquired through the PacMag transaction. These properties are located in
Nevada, one of the best jurisdictions for exploration and mining in the world."
     On the Roulette property, four wide-spaced holes were planned to test a broad target under approximately 350 metres of barren cover rocks. The holes were sited based on an updated geological and structural interpretation of the
Yerington district, presence of a strong aeromagnetic high and anomalous results from a deep penetrating geochemical survey. Drilling is continuing, but hole EG-R-10-003 intersected strongly altered granodiorite cut by quartz and quartz-calcite veins containing visible chalcopyrite-pyrite mineralization. This intersection validates the conceptual basis of the exploration program and provides strong encouragement for further work to define and extend this discovery. Assays are pending.
     The Ann Mason property was acquired through the Company's recent merger with PacMag Metals. The property hosts a major inferred sulphide copper resource of 810 million tonnes grading 0.40% Cu (7+ billion pounds of contained copper) in the Ann Mason deposit. Compilation of previous drilling done over Ann Mason suggests there is room to expand the current resource to the west and northwest. Further information about the Ann Mason deposit can be found in the technical report on www.sedar.com.
     In addition, potential exists for shallow oxide copper resources and additional sulphide mineralization in separate zones at Blue Hill. Reverse circulation drilling is currently underway at Blue Hill, with 14 of the planned 20 holes totaling 2,364 metres completed to date. Initial assay results confirm the presence of a near surface zone of oxide copper mineralization, which will be better defined by the current drill program.
Visual identification of copper sulphide mineralization at the bottom of several drill holes indicates the Blue Hill sulphide zone, first discovered in
PacMag holes BH08001 and BH08003 can, with additional core drilling, be extended 600 metres or more southwest of the two discovery holes. The Blue
Hill sulphide mineralization remains open to the northeast, southeast and at depth.
     The Blackjack property, subject to an option agreement with HoneyBadger
Exploration Inc. - (TSX.V - TUF - "HoneyBadger"), is contiguous with and lies to the north of Roulette and west of Ann Mason. Drilling commenced in June to test several discrete anomalies first outlined by an AirMT geophysical survey completed in 2009, as well as recent IP results and anomalous copper geochemistry interpreted to represent the continuation of the Blue Hill oxide copper zone across the property boundary from Ann Mason. Seven holes totaling
2,820 metres have been completed. One of the holes (EG-B-10-001), sited to test an AirMt target and coincident IP anomaly in the northeastern corner of the property intersected stringers of chalcopyrite in rocks below a shallow-dipping fault. The presence of copper mineralization associated with this IP anomaly is an important development. Although offset by faulting, the
IP anomaly extends 5 kilometres west and southwest from EG-B-10-001. Five of the Blackjack holes were sited on the possible westward extension of the Blue
Hill zone of mineralization; the upper portions of all five holes are strongly oxidized and iron-rich, with occasional oxide copper minerals noted. Full assay results are pending.
     Lindsay Bottomer P.Geo., Entree's Vice President Business Development,
who is a Qualified Person as defined by NI 43-101, has reviewed the technical information in this news release.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company's flagship Lookout Hill property in Mongolia completely surrounds the
8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout
Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North
Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset in Nevada is the
Ann Mason property, which contains an inferred mineral resource and considerable potential for additional targets. Entree optioned two contiguous properties to Ann Mason, Blackjack and Roulette, through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$30 million, the Company is well-funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: the ability of the company to make economic discoveries and advance its projects to development or production, the impact of amendments to the laws of countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm - Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Fax: 604-687-4770, Toll Free:
866-368-7330, E-mail: mhamm(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 13:33e 23-SEP-10